SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

Cyalume Techonologies Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

232429 100
(CUSIP Number)

December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☐  Rule 13d-1(c)

☒  Rule 13d-1(d)

(1)  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 232429 100

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Winston J. Churchill
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 1,286,416 (1)
	6	SHARED VOTING POWER 58,595 (2)
	7	SOLE DISPOSITIVE POWER 1,286,416 (1)
	8	SHARED DISPOSITIVE POWER 58,595 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,345,011
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.54%(3)
12	TYPE OF REPORTING PERSON* IN

(1) Consists of 1,271,416 shares of the Issuer’s common stock owned by Mr. Churchill individually and 15,000 shares beneficially owned pursuant to stock options exercisable within 60 days of December 31, 2010.

(2) Consists of 58,595 shares of common stock held by SCP Private Equity Management Company, LLC.  Mr. Churchill, along with Yaron Eitan, Thomas G. Rebar and Wayne B. Weisman, are joint and equal owners of SCP Private Equity Management Company, LLC, each with equivalent rights as a member therein.

(3) 8.54% based on 15,749,070 shares of the Issuer’s common stock outstanding (on average) for the three-month period ending September 30, 2010, as reported in the Issuer’s Form 10-Q filed November 1, 2010 and including all 1,345,011 shares that could be deemed to be beneficially owned by Mr. Churchill.  The reduction in the percentage of the issuer’s common stock beneficially owned by the reporting person resulted from an equal distribution of shares previously held by SCP Private Equity Management Company LLC to its four principals.
CUSIP No. 232429 100

Item 1(a).  Name of Issuer:

Cyalume Technologies Holdings, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

96 Windsor Street
West Springfield, MA 01089

Item 2(a).  Name of Person Filing:

Winston J. Churchill

MarItem 2(b).  Address of Principal Business Office, or if None, Residence:

96 Windsor Street.; West Springfield, MA 01089

Item 2(c).  Citizenship:

United States of America

Item 2(d).  Title of Class of Securities:

Common Stock, par value $0.001 per share

Item 2(e).  CUSIP Number:

232429 100

Item 3.  If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:  Not Applicable

(a)  ☐  Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78c).

(b)  ☐  Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)  ☐  Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)  ☐  Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)  ☐  An investment adviser in accordance with s.240.13d-1(b)(1)(ii)(E);

(f)  ☐  An employee benefit plan or endowment fund in accordance with s.240.13d-1(b)(1)(ii)(F);

(g)  ☐  A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)  ☐  A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)  ☐  A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)  ☐  Group, in accordance with s.240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

1,345,011

(b)	Percent of class:

8.54% (calculated based on 15,749,070 shares of Common Stock outstanding as of September 30, 2010).

(c)	Number of shares as to which such person has:

(i)  Sole power to vote or to direct the vote                   1,286,416 (1),

(ii) Shared power to vote or to direct the vote                 58,595 (2),

(iii) Sole power to dispose or to direct the disposition of               1,286,416 (1),

(iv) Shared power to dispose or to direct the disposition of          58,595 (2)

(1) Consists of 1,271,416 shares of the Issuer’s common stock owned by Mr. Churchill individually and 15,000 shares beneficially owned pursuant to stock options exercisable within 60 days of December 31, 2010.

(2) Consists of 58,595 shares of common stock held by SCP Private Equity Management Company, LLC.  Mr. Churchill, along with Yaron Eitan, Thomas G. Rebar and Wayne B. Weisman, are joint and equal owners of SCP Private Equity Management Company, LLC, each with equivalent rights as a member therein.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [_]. Not Applicable

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Not Applicable

Item 8.  Identification  and  Classification  of Members of the Group.

If a group has filed this schedule pursuant to ss.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to ss.240.13d-1(c) or ss.240.13d-1(d), attach an exhibit stating the identity of each member of the group.

Not Applicable

Item 9.  Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Not Applicable

Item 10.  Certifications.

"By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect."

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2011

/s/ Winston J. Churchill Winston J. Churchill

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with this statement, provided, however, that a power of attorney, for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).